UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GWG HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

36192A 109

(CUSIP Number)

Jon R. Sabes
Steven F. Sabes
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402
Phone: (612) 746-1944

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Jon R. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,094,276
	8	SHARED VOTING POWER 1,661,468
	9	SOLE DISPOSITIVE POWER 1,094,276
	10	SHARED DISPOSITIVE POWER 1,661,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (See attached Exhibit 99.1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Steven F. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,613
	8	SHARED VOTING POWER 1,332,928
	9	SOLE DISPOSITIVE POWER 825,613
	10	SHARED DISPOSITIVE POWER 1,332,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Opportunity Finance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Insurance Strategies Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.001 par value, of GWG Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

Item 2.    Identity and Background.

(a)           This Schedule 13D is being filed jointly by

●	Jon R. Sabes, an individual, and Chief Executive Officer and a director of the Issuer.

●	Steven S. Sabes, an individual, and President, Secretary and a director of the Issuer.

●	Opportunity Finance, LLC, a Minnesota limited liability company, of which Jon Sabes and Steven Sabes are members and Managers

●
Insurance Strategies Fund, LLC, a Delaware limited liability company, which is managed by ISF Management, LLC, a Delaware limited liability company, of which Jon Sabes and Steven Sabes each own 50% of the membership interests

(b)           The principal office and place of business for all of the Reporting Persons is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

(c)           See item (a) above.

(d) - (e)   During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Jon Sabes and Steven Sabes are citizens of the United States of America.  Opportunity Finance, LLC is a Minnesota limited liability company.  Insurance Strategies Fund, LLC, is a Delaware limited liability company.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Jon Sabes and Steven Sabes were personal funds.  The source of funds used for purchases by Opportunity Finance, LLC and Insurance Strategies Fund, LLC, is working capital of their respective companies.

CUSIP No. 36192A 109

Item 4.    Purpose of Transaction.

Jon Sabes and Steven Sabes are officers, directors and founders of the Issuer.  Opportunity Finance, LLC and Insurance Strategies Fund, LLC are holding the securities for investment purposes.

The Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

Item 5.    Interests in Securities of the Issuer.

(a)  - (b)  Jon Sabes is the Chief Executive Officer and a director of the Issuer.  He beneficially owns and has sole voting and dispositive power over 1,092,276 shares held individually and 2,000 shares upon exercise of stock options which are currently vested.  Jon Sabes shares voting and dispositive power with respect to 489,086 shares held by Opportunity Finance, LLC, a Minnesota limited liability company of which Mr. Sabes is a manager and member.   Jon Sabes also shares voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Jon Sabes holds 50% of the membership interests.   Jon Sabes is one of three trustees for various trusts, of which the beneficiary is his brother, Steven Sabes, as follows:  521,158 shares held by the Moe Sabes 1982 Trust; 350,779 shares held by the Esther Sabes 1992 Trust; and 200,445 shares held by the Moe Sabes 1976 Trust.  Jon Sabes may be deemed to beneficially own 46.9% of the shares outstanding based upon 5,870,193 shares outstanding as of October 1, 2014.  Jon Sabes disclaims beneficial ownership of 102,192 shares held by certain trusts for the benefit of Mr. Sabes’ immediate family members, since he is not a trustee and has no voting or dispositive power with respect to these shares.  These shares are noted on Exhibit 99.1 for informational purposes only.

Steven Sabes is President, Secretary and a director of the Issuer.  He beneficially owns and has sole voting and dispositive power over 799,779 shares held individually and 25,834 shares upon exercise of stock options which are currently vested.  Steven Sabes shares voting and dispositive power with respect to 489,086 shares held by Opportunity Finance, LLC, a Minnesota limited liability company of which Mr. Sabes is a manager and member.   Steven Sabes also shares voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Steven Sabes holds 50% of the membership interests.   Steven Sabes is one of three trustees for various trusts, of which the beneficiary is his brother, Jon Sabes, as follows:  169,671 shares held by the Jon Sabes 1992 Trust No.1; 168,801 shares held by the Esther Sabes 1992 Trust; 241,632 shares held by the Moe Sabes 1982 Trust; and 163,738 shares held by the Moe Sabes 1976 Trust.  Steven Sabes may be deemed to beneficially own 36.6% of the shares outstanding based upon 5,870,193 shares outstanding as of October 1, 2014.

(c)           Not applicable.

(d)          Robert W. Sabes and Ross A. Sabes, are also trustees of the trusts for the benefit of Jon Sabes and Steven Sabes.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Excluded Shares

99.2	Agreement to file jointly

CUSIP No. 36192A 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 6,  2014

By:	/s/ Jon R. Sabes
Jon R. Sabes

By:	/s/ Steven F. Sabes
Steven F. Sabes

OPPORTUNITY FINANCE, LLC

By:	/s/ Jon Sabes
Jon Sabes Manager

INSURANCE STRATEGIES FUND, LLC

By:	ISF MANAGEMENT, LLC
Manager

By:	/s/ Jon Sabes
Jon Sabes Member/Manager